Exhibit 99.1

CoinShares Board Approve $40 Million Share Repurchase Program

JERSEY, Channel Islands, 27th October 2026 - CoinShares PLC (Nasdaq: CSHR) (“CoinShares” or the “Company”) today announced that its Board of Directors has approved a program to repurchase up to $40 million of the Company’s ordinary shares, pursuant to the shareholder authority granted at the 15th of September 2026 Extraordinary General Meeting. The program will remain authorised until the Company’s next Annual General Meeting, expected in Q2 2027.

The program will be funded from existing digital asset treasury resources. In preparation, CoinShares sold its corporate treasury holding of Ethereum (16.6million) and 50% of its corporate treasury holding of Solana (2.7 million) earlier this month, reallocating that capital towards share repurchases.

The Board believes that, given current valuation levels, with the Company’s 26Q3 AUM in line with 25Q4 level, repurchasing CoinShares shares represents a more attractive use of this capital than retaining the corresponding digital asset holdings. The program reflects confidence in the Company’s earnings potential and is intended to enhance long-term shareholder value, while preserving sufficient liquidity to fund operations and pursue its growth strategy.

Repurchases will be conducted in the open market, considering applicable blackout periods, via independent brokers, in accordance with applicable law and the conditions of the SEC’s Rule 10b-18 safe harbor, and may be effected through trading plans established under Rule 10b5-1.

The timing and amount of repurchases will depend on market conditions and other relevant factors. The program does not oblige the Company to repurchase any minimum amount and may be suspended or discontinued at any time.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements regarding potential share repurchase, capital allocation, market conditions, future growth opportunities, and CoinShares’ business and strategy; and other statements identified by words such as “believes,” “expects,” “may,” and “will”. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. Additional risk factors are described in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2025, and other filings and submissions with the U.S. Securities and Exchange Commission. CoinShares does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release, except as required by law.

About CoinShares

CoinShares PLC (“CoinShares”) is a leading global asset manager specialising in digital assets, that delivers a broad range of financial services across investment management, trading and securities to a wide array of clients that includes corporations, financial institutions and individuals. Focusing on crypto since 2013, the firm is headquartered in Jersey, with offices in France, Sweden, Switzerland, the UK and the United States. CoinShares’ affiliated entities are regulated in Jersey by the Jersey Financial Services Commission, in France by the Autorité des marchés financiers, and in the US by the Securities and Exchange Commission, National Futures Association and Financial Industry Regulatory Authority. CoinShares PLC is publicly listed on the Nasdaq under the ticker CSHR.

Investor Relations Contact: corporateir@coinshares.com

Investor Relations Website: https://investor.coinshares.com